Filed by Welsbach Technology Metals Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Welsbach Technology Metals Acquisition Corp.

Commission File No. 001-41183

Date: March 27, 2023

WaveTech Enters MOU to Power Electric Forklift Trucks with Crystal Control Technology

WaveTech GmbH, a subsidiary of WaveTech Group, Inc., and Niche Fusina Rolled Products S.r.l. (Fusina) have entered into an agreement to test the application of WaveTech’s Crystal Control Technology (CCT) on their electric forklift trucks, to reduce operational and capital expenditures while reducing carbon emissions born by lead acid battery usage.

This agreement is a significant milestone for WaveTech, as it marks the company’s expansion into a new applicational segment within the motive power industry - specifically, electric forklift trucks. This is particularly important given that the aluminum production industry, a major player in the market, is heavily reliant on forklift trucks for their operations.

The MOU includes field trials to monitor the improvements of treating lead acid batteries with Crystal Control Technology on Fusina’s electric forklift trucks. The trials will take place at Fusina’s plant located in Marghera, in the Veneto region (Italy) considered one of the most industrialized areas of Europe. The company will also work with local institutions and introduce WaveTech to suppliers and local industries with successful results coming from the trial.

CEO of Fusina, Vincenzo Zinni, said “As part of our commitment to reducing the carbon footprint of our operations, we have entered into this MOU with WaveTech to optimize the usable life of the batteries in our forklift trucks. Upon a successful trial, we expect that Fusina can significantly reduce the carbon intensity by applying the novel and proven energy saving solution developed by WaveTech. Fusina is committed to contributing to the green economy”.

CEO of WaveTech Group, Inc., Dag Valand, said “We are pleased to partner with Fusina in this initiative which will show the positive impact our solution on battery consumption and energy storage for forklift trucks. Moreover, we thank Fusina for their trust and for allowing to demonstrate the commercial application of our crystal control technology to forklifts powered by batteries; this opens a new client segment for WaveTech, in addition to the telecom towers, data centers and UPS infrastructure segments. There are roughly 10 million forklift trucks in operation globally and about half of those are powered by electricity, representing a significant distribution potential for WaveTech’s Crystal Control Technology”.

About Fusina:

Fusina (a Dada holding) is one of the world’s leading producers of industrial rolled aluminum products and a major user of forklift trucks. Its plant caters to the commercial transportation, marine, and general engineering sectors. Their plant is composed of a cast house and rolling mill, to manufacture finished products such as “sheets”, “plates” and “shates”, with a production capacity of 75,000 metric tons. To learn more, visit https://www.fusinaproducts.com/

About WaveTech

WaveTech is a technology company specializing in next-generation battery-enhancing technologies. WaveTech has a strong portfolio of technologies and a robust scientific foundation that allows the Company to substantially enhance all aspects of a battery’s life cycle; from production, use and maintenance, to its eventual recycling — improving overall performance, quality and costs. A perfect solution for energy storage applications. WaveTech is a Delaware corporation with operations in the U.S., Germany, Bulgaria and Turkey. To learn more, visit https://www.wavetech.com/.

On October 31, 2022, WaveTech Group and Welsbach Technology Metals Acquisition Corp. (NASDAQ: WTMA) (“WTMA”), a publicly-traded special purpose acquisition company, entered into a definitive merger agreement (the “Merger Agreement”) for a proposed business combination (the “Transaction”). As a result of the Transaction, the combined company is expected to be renamed WaveTech Group, Inc. and remain listed on the Nasdaq Stock Market under the proposed ticker symbol WAVT.

Participants in the Solicitation

WaveTech Group, Inc (“WaveTech”), Welsbach Technology Metals Acquisition Corp. (“WTMA”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of WTMA common stock in respect of the Business Combination described herein. Information about WTMA’s directors and executive officers and their ownership of WTMA common stock is set forth in WTMA’s 10-K dated February 21, 2023 filed with the Securities and Exchange Commission (the “SEC”), as amended. Other information regarding the interests of the participants in the proxy solicitation are included in the proxy statement / prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the sources indicated below.

Additional Information and Where To Find It

In connection with the transaction described herein, WTMA has filed and will file relevant materials with the SEC, including the registration statement / proxy statement. Promptly after the proxy statement / prospectus is declared effective by the SEC, WTMA will mail the proxy statement / prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF WTMA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT WTMA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WTMA, WAVETECH AND THE TRANSACTION. The proxy statement / prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by WTMA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to WTMA, Attention: Chris Clower, chris@welsbach.sg. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WTMA, the combined company or WaveTech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WaveTech and WTMA include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of WaveTech. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WTMA’s securities, (ii) the risk that the transaction may not be completed by WTMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WTMA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of WTMA, the satisfaction of the minimum amount in the trust account following redemptions by WTMA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment and/or the series B convertible note investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WaveTech’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WaveTech and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WaveTech or against WTMA related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of WTMA’s securities on a national securities exchange, (xi) the price of WTMA’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which WTMA plans to operate or WaveTech operates, variations in operating performance across competitors, changes in laws and regulations affecting WTMA’s or WaveTech’s business, WaveTech’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by WTMA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WaveTech and WTMA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WaveTech nor WTMA gives any assurance that either WaveTech or WTMA, or the combined company, will achieve its expectations.

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